ALEXCO OUTLINES EXPLORATION PLANS FOR THE KENO HILL SILVER DISTRICT

Tuesday, July 11, 2006 Vancouver, British Columbia - Alexco Resource Corp. (TSX:AXR) ("Alexco”) is making significant progress in the consolidation and ramp up of activities in the Keno Hill silver district with the arrival of the first of two diamond drills on site on July 5, 2006 to initiate a preliminary 15,000 meter systematic drilling campaign across the district. The Yukon Government’s published Minfile database indicates that the Keno Hill silver district historically produced 4.9 million tonnes of ore containing 40.5 ounces per ton Ag, 5.6% Pb and 3.1% Zn which included production of more than 217,000,000 ounces of silver between 1913 and 1989. According to United Keno Hill Mines Ltd and UKH Minerals Ltd. (the “Keno Companies”) historical mine records the bulk of this production was in the 1948 – 1988 period when approximately 158,000,000 ounces of silver were produced. Production by the Keno Companies ceased in 1989 due to a combination of low metal prices and increasing costs and the property lapsed to Federal responsibility in 2003. Alexco, through its wholly owned subsidiary Elsa Reclamation and Development Company Ltd (“ERDC”), has purchased the assets of the Keno Companies subject to completion following ERDC’s receipt of a water license. ERDC has previously signed a Purchase and Sale Agreement with PricewaterhouseCoopers Inc. LLP as Court appointed Receiver-Manager and Interim Receiver of the Keno Companies, and a Subsidiary Agreement with the Federal and Yukon Governments, all pertaining to the acquisition, care, maintenance and development of the Keno Hill silver district.

Since December 2005, NovaGold geologists, who are providing exploration services to Alexco, have been scanning and digitizing thousands of historic mine-related documents so as to build a data base from which a three dimensional model can be built reflecting the geology, mineralization, structure, grade and configuration of prior mining activity for each of the major deposits in the district, and to further consolidate this information into a district wide exploration model. To date this work is more than 60% complete with focus on mines with potential resources both along strike and down dip of earlier workings.

Historically exploited high grade veins in the district cover an area of approximately 23 kilometers in length and up to 8 kilometers in width. Mineralization is temporally related to mid-Cretaceous aged Tombstone intrusions which are associated with significant precious metal deposits across the Yukon and Alaska including such deposits as Fort Knox, Pogo and Brewery Creek. The Keno Hill veins which vary in width from a meter to as much as ten meters are characterized by massive galena and sphalerite, abundant silver and lead sulfosalts, and in some instances native silver. The origin of the veins appears to be the result of structurally induced boiling of ore fluids within the Keno Hill quartzite, the host for the majority of the Keno Hill mineralization and past production.

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From the ongoing compilation of the Keno Hill data, Alexco and the NovaGold exploration team have generated a number of initial targets in the Silver King, Bellekeno, Husky and Husky Southwest mine areas. Prior production from these mines averaged between 40 and 52 ounces per ton Ag and initial targets are to determine if there are resources at each site. Later in the summer the exploration program will also test several sites in the eastern end of the district where prior average production grades in excess of 50 ounces per ton silver. Information related to historical ore production from individual mines in the Keno Hill silver district is based on Keno Companies historical records which Alexco believes to be largely reliable; however, the data has not been audited or independently verified by Alexco.

It is apparent from consolidation of historic data that a number of previously unexploited veins and anomalies exist which constitute exceptional exploration targets. Systematic evaluation and drill testing of these targets will be scheduled once the drilling campaign is underway. To help in this effort a district wide airborne geophysical survey has been contracted with McPhar Geophysics and is scheduled to be completed in late July.

Coincident with ramp up of exploration work ERDC has assumed responsibility for ongoing environmental care and maintenance of the site under contract to the Yukon Government and pursuant to the Subsidiary Agreement is moving forward with a site wide baseline environmental assessment and site characterization program.

Elsewhere in the Company’s operations, NovaGold geologists under contract to Alexco, are returning to Brewery Creek to conduct further geologic assessment of recent drill results in the Bohemian zone which returned 9.01 grams per tonne gold over 13.7 meters in BC06-126 and 8.5 grams per tonne gold over 15.9 meters in BC06-127 (see June 1, 2006 Alexco press release). These results confirm the presence of significant gold mineralization in a style and geologic setting analogous to the large Donlin Creek deposit in Alaska. Geologists will conduct additional sampling and mapping in the Bohemian area and if appropriate recommend follow up work including additional drilling.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.